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                             June 12, 2024

       Frank Fuya Zheng
       Chief Financial Officer
       X Financial
       7-8F, Block A, Aerospace Science and Technology Plaza
       No. 168, Haide Third Avenue, Nanshan District
       Shenzhen, 518067, the People   s Republic of China

                                                        Re: X Financial
                                                            Schedule TO-I filed
June 5, 2024
                                                            File No. 005-90893

       Dear Frank Fuya Zheng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your offer document.

       Schedule TO-I filed June 5, 2024

       General

   1.                                                   The cross references in
Item 3 of the Schedule TO appear to be inaccurate. For example, the reference to a
section of the Offer to Purchase titled    Certain Information Concerning
                                                        Us    appears to be
intended to refer to    Certain Information Concerning the Company.
                                                        Please revise.
   2.                                                   The following
disclosure, which appears on the cover page of the Offer to Purchase, appears to be missing
words:    If the Offer is fully subscribed, which would represent
                                                        approximately 8.75% of
our outstanding ADSs and approximately 4.05% of our
                                                        outstanding share
capital as of June 4, 2024.    Similar disclosure appears on page 27.
                                                        Please revise or
advise.
       Conditions of the Offer, page 23
 Frank Fuya Zheng
X Financial
June 12, 2024
Page 2

3. Refer to the following statement in the first paragraph on page 25 of the Offer to
         Purchase:    Our failure at any time to exercise any of the foregoing
rights will not be
         deemed a waiver of any right, and each such right will be deemed an ongoing right that
         may be asserted at any time and from time to time.    If an offer
condition is    triggered
         while an offer is pending, in our view, the offeror must promptly inform securityholders whether it will assert the condition and terminate the offer, or waive it and continue.
         Reserving the right to waive a condition    at any time and from time
to time    may be
         inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify securityholders if a condition is triggered while the Offer is pending.
Certain Information Concerning the Company, page 26

4.       Refer to the paragraph on page 26 beginning with    [i]nformation can
be inspected and
         copied at the public reference facilities maintained by the SEC at 100 F Street, N.E.,
         Washington, D.C. 20549.    The SEC no longer maintains a public
reference room where
         filings can be inspected and copied by the public. Please revise the disclosure in this section accordingly.
Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the
ADSs, page 27

5. Please revise the table showing the number of Class A ordinary shares and Class B ordinary shares beneficially owned by directors and executive officers to include the aggregate number and percentage of ADSs held by each such person. See
Item 1008(a) of
         Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Blake Grady at 202-551-8573.



FirstName LastNameFrank Fuya Zheng                             Sincerely,
Comapany NameX Financial
                                                               Division of
Corporation Finance
June 12, 2024 Page 2                                           Office of
Mergers & Acquisitions
FirstName LastName